Release Time    IMMEDIATE
Date            12 September 2000



BHP AND MITSUBISHI DESPATCH BIDDER'S STATEMENT TO QCT SHAREHOLDERS


The Broken Hill Proprietary Company Limited (BHP) and Mitsubishi Development Pty. Ltd. (Mitsubishi) today confirmed the despatch of their Bidder's Statement to QCT Resources Limited (QCT) shareholders.

Two weeks ago, BHP and Mitsubishi announced a joint cash offer of A$1.20 per share for all of the ordinary shares in QCT. The offer by the 50/50-owned bidding vehicle, MetCoal Holdings (Qld) Pty Ltd, values QCT's equity at approximately A$830 million.

The document outlines the details of the offer, as well as reasons why QCT shareholders should accept the offer.

"We see two key reasons for QCT shareholders to accept this offer," said President BHP Coal, Mike Oppenheimer, and Mitsubishi Managing Director, Kenjiro Itadani.

"Firstly, this is a straight forward cash offer that fully values QCT. Secondly, the offer provides QCT shareholders with an attractive cash exit from an under-performing investment," they said.

"Our offer represents a 100% premium to QCT's closing price of $0.60 on 27 April 2000, only four months prior to the announcement of the offer.

"Over a five year period, QCT shares have performed poorly. We note that $1000 invested in QCT five years ago, would have been worth less than $800 on August 25 this year, while movements in the All Ordinaries index, including the re-investment of dividends, over the corresponding period would suggest growth to just under $1,900 was achievable in the market.

"In addition to this, if our offer were not on the table, the QCT share price could reasonably be expected to be trading well below its current levels, in the absence of any other offer."


The BHP and Mitsubishi offer represents:

Full Intrinsic and Strategic Value for QCT's Assets

* QCT is predominantly an investment company whose major assets are non-controlling interests in the CQCA Joint Venture and Gregory Joint Venture. BHP is already the manager of, and markets all coal produced by the joint ventures. As such, QCT (and any new owner of QCT other than BHP and Mitsubishi) would have limited ability to add value to these investments.

* The one asset that QCT operates, South Blackwater, has consistently under performed and a further $41.1 million has been written off the value of reserves, alongside the $23.7 million loss after tax (before interest, currency hedging and abnormals) reported for 2000. This, in addition to the ongoing problems associated with QCT's currency hedge book, leads to great uncertainty about the value of these assets and liabilities.

* On this basis, we do not believe there is any support for the argument that QCT's assets have strategic value beyond the significant premium that is inherent in the offer by BHP and Mitsubishi.

Full Value for Marketing Arrangements

* We believe that the CQCA Joint Venture and Gregory Joint Venture's current marketing arrangements represent the most effective and cost efficient arrangement available to QCT. Separate marketing of each Joint Venturers' share in the Joint Ventures' coal would mean significant additional cost as a result of duplication of coal handling processes, and may result in decreased customer satisfaction with delivery performance. This would lead to further erosion in value for QCT shareholders.

Realistic Metallurgical Coal Market Outlook

* A modest improvement in the metallurgical coal market for the Joint Venture mines is expected in the short term. The main factor affecting an increase in this year's budgeted coal shipments from the joint venture mines relates to temporary supply difficulties experienced by other Australian coal exporters.

* Long term, demand for metallurgical coal is affected by the prospect for global steel demand, which BHP and Mitsubishi believe is highly cyclical. When added to the ongoing technological changes occurring in the steel industry this short-term improvement cannot be considered as contributing to a fundamental change in the outlook for metallurgical coal.

* Consequently, BHP and Mitsubishi do not believe that a fundamental long-term strengthening of the market for metallurgical coal is likely.

QCT has made a number of comments in relation to the BHP and Mitsubishi offer. These comments include a number of statements regarding the value of recent reserve upgrades.


BHP and Mitsubishi do not believe that the increase in the marketable coal reserves of the CQCA Joint Venture and Gregory Joint Venture has any material value. The level of reserves has increased solely as a consequence of a definitional change, which has had no impact upon the resource base of these assets.

The impact of this change on the discounted cash flow attributable to the Joint Ventures is not material. This was acknowledged in the announcement made by QCT on 21 July 2000, in response to a query from the Australian Stock Exchange. QCT said:

"The Company was advised late on 19 July that BHP Coal, Manager of the CQCA and Gregory Joint Ventures... has completed its assessment of the Joint Ventures' coal resources and reserves as at 30 June 2000. Although the Company does not believe that the announcement of the outcome of this assessment would have a material effect on the price or value of its securities, it intends to make an announcement at such time as approval of the form and content of the proposed announcement ... is received."

QCT shareholders should receive the Bidder's Statement, including an acceptance form, and information as to how to accept the offer, in the mail by the end of this week. The offer is scheduled to close at 7.00 pm (Melbourne time) on 13 October 2000.

The full copy of the Bidder's Statement will be available on the BHP Website - www.bhp.com.

- ends

For further information please contact:

BHP
Mandy Frostick
Manager Media Relations
Phone:  61 3 9609 4157 Mobile: 61 419 546 245

Robert Porter
Vice President Investor Relations
Phone:  61 3 9609 3540 Mobile: 61 419 587 456

Mitsubishi
Robert Campese
Manager General Affairs
Phone:  61 2 9951 4838

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640